Fourth Quarter and Year-End 2024 The Bank of N.T. Butterfield & Son Limited Earnings Presentation February 11, 2025

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases or otherwise increase shareholder value, our dividend payout target, our fee/income ratio, our OCI, our growth and expenses, and interest rate levels and impact on our earnings, and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward- looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. Presentation of Financial Information: Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Full Year 2024 Highlights • Fourth Quarter 2024 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding retail offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings Sustainability Awards

Financials

5 Full Year 2024 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs 2023 2024 $ % Net Interest Income $ 351.2 $ (15.8) Non-Interest Income 230.0 17.7 Provision for Credit Losses (1.7) 2.8 Non-Interest Expenses* (363.6) (10.5) Other Gains (Losses) 0.4 (3.4) Net Income $ 216.3 $ (9.2) (4.1) % Non-Core Items** 2.6 (3.4) Core Net Income** $ 218.9 $ (12.6) (5.4) % • Net income of $216.3 million, or $4.71 per share • Core net income** of $218.9 million, or $4.77 per share • Return on average common equity of 21.4%; core return on average tangible common equity** of 24.0% • Net Interest Margin of 2.64%, cost of deposits of 1.83% • Tangible book value per share of $21.70, an increase of $2.41 per share or 12.5% from the end of 2023 • Active capital management with aggregate annual dividends of $1.76 per share in addition to repurchases of 4.5 million shares at an average price of $34.58 per share * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $147.2 $162.7 $214.0 $225.5 $216.3 $154.5 $163.6 $215.7 $231.5 $218.9 Net income Core Net Income** 2020 2021 2022 2023 2024 15.0% 16.8% 25.7% 24.2% 21.4% 17.3% 18.7% 28.6% 27.0% 24.0% Return on Equity Core Return on Average Tangible Common Equity** 2020 2021 2022 2023 2024

6 Fourth Quarter 2024 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs. Q3 2024 vs. Q4 2023 Q4 2024 $ % $ % Net Interest Income $ 88.6 $ 0.6 $ 1.7 Non-Interest Income 63.2 7.2 3.2 Provision for Credit Losses (0.3) 1.0 1.5 Non-Interest Expenses* (92.2) (2.1) (0.8) Other Gains (Losses) 0.1 0.2 0.5 Net Income $ 59.6 $ 6.9 13.0% $ 6.0 11.3 % Non-Core Items** — 0.1 (1.7) Core Net Income** $ 59.6 $ 6.8 12.8% $ 4.3 7.8% • Net income and core net income**of $59.6 million, or $1.34 per share • Return on average common equity of 22.9%; core return on average tangible common equity** of 25.2% • Net Interest Margin of 2.61%, cost of deposits of 1.73% • Cash dividend rate of $0.44 per common share during the quarter • Repurchases of 1.3 million shares at an average price of $37.42 per share • New share repurchase authorization for up to 2.7 million common shares * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $53.5 $53.4 $50.6 $52.7 $59.6 $55.3 $55.0 $51.4 $52.8 $59.6 Net income Core Net Income** Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 22.5% 21.5% 20.7% 20.3% 22.9% 25.4% 24.5% 23.3% 22.5% 25.2% Return on Equity Core Return on Average Tangible Common Equity** Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024

7 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $86.9 $88.1 $88.6 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) was higher versus the prior quarter primarily due to lower deposit costs and higher yields on investments, which were partially offset by lower loan and treasury yields following rate cuts by central banks during the quarter • Net interest margin (“NIM”) remained flat at 2.61% • Average interest earning assets increased by $93.5 million due to higher average deposit volumes. Investment volumes increased due to activation of cash and short-term securities into US Treasuries and Agency MBS securities. Average loan balances increased marginally during the quarter with increases in the Channel Islands and UK segment offset by mortgage amortization exceeding originations in Bermuda and the Cayman Islands (In US$ millions) Q4 2024 vs. Q3 2024 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,441.1 4.25% $ (131.7) (0.41) % Investments 5,457.3 2.51% 218.1 0.12 % Loans (net) 4,573.2 6.43% 7.0 (0.21) % Interest Earning Assets 13,471.6 4.28% 93.5 (0.17) % Interest Bearing Liabilities 10,140.2 (2.22) % 153.8 0.24 % Net Interest Margin 2.61% — %

8 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q4 2024 vs. Q3 2024 Asset management $ 9.1 $ (0.3) Banking 21.2 6.8 Foreign exchange revenue 13.2 1.0 Trust 15.1 (0.7) Custody and other 3.6 0.2 Other 0.9 0.2 Total Non-Interest Income $ 63.2 $ 7.2 $60.0 $56.0 $63.2 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 • Total non-interest income was up $7.2 million versus the prior quarter, primarily due to: ◦ Increased banking fees driven by seasonally higher credit card utilization, volume incentives and banking volume; ◦ Strong seasonal rebound in Cayman tourism; and ◦ Higher foreign exchange revenue driven by volume • The fee income ratio was 41.7% in the fourth quarter of 2024 which compares favorably to historical peer* averages and the 39.2% in the prior quarter Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

9 Core Non-Interest Expense* Trend (In US$ millions) Core Non-Interest Expenses* vs. Q3 2024 (In US$ millions) Q4 2024 $ % Salaries & Benefits** $ 44.7 $ — — % Technology & Comm. 16.6 0.1 0.8 % Professional & O/S Services 5.7 1.0 20.3 % Property 8.6 — 0.3 % Indirect Taxes 5.3 (0.2) (2.8) % Marketing 2.4 1.1 82.8 % Intangible Amortization 2.2 0.3 15.6 % Other 5.2 (0.4) (6.3) % Total Core Non-Interest Expenses* $ 90.6 $ 2.0 2.2 % Non-Core Expenses* — (0.1) (77.0) % Non-Interest Expenses $ 90.6 $ 1.9 2.1% $90.4 $88.6 $90.6 60.5% 60.2% 58.2% Core Efficiency Ratio* Core Non-Interest Expenses* Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 • Core non-interest expenses* were higher than the prior quarter primarily due to the following: ◦ Higher marketing spend for events and sponsorships related to credit card products; and ◦ Higher professional and outside services costs • Core efficiency ratio* of 58.2% was favorable compared to the prior quarter and slightly better than the Bank’s through-cycle core efficiency ratio target of 60% * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

10 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances increased by $0.7 billion to $12.7 billion compared to prior year end • Average deposit balances increased by $0.1 billion over the year to $12.4 billion in 2024 • Butterfield’s balance sheet remained low in risk density (risk weighted assets/total assets) at 31.9% vs Q4 2023 (In US$ millions) Q4 2024 Q4 2023 % Cash and cash equivalents $ 1,998 $ 1,647 21 % Reverse Repos & S/T Investments 1,785 1,225 46 % Investments 5,513 5,292 4 % Loans (net) 4,474 4,746 (6) % Other Assets 462 464 — % Total Assets $ 14,231 $ 13,374 6 % Int. Bearing Deposits $ 10,058 $ 9,330 8 % Non-Int. Bearing Deposits 2,688 2,657 1 % Other Liabilities 465 384 21 % Shareholders’ Equity 1,021 1,004 2 % Total Liab. & Equity $ 14,231 $ 13,374 6% $13.4 $14.4 $14.2 $5.3 $5.5 $5.5 $4.7 $4.6 $4.5 Total assets Investments Loans Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 $12.0 $12.7 $12.7 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Total Deposits (In US$ billions)

11 Asset Quality Non-Accrual Loans (In US$ millions) $61.0 $89.6 $76.7 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Res Mtg 67.8% Consumer 4.3% Comm’l R/E 14.3% Other Comm’l 7.7% Government 5.9% Loan Distribution 0.08% 0.03% 0.04% Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio $4.5 billion $5.5 billion Investment Portfolio Rating Distribution • 68% of the total loan portfolio consists of full-recourse residential mortgages of which 81% have loans-to-values below 70% • Non-accrual loans decreased to 1.7% of gross loans, down from 1.9% in the prior quarter, driven by the settlement of a residential mortgage in the Channel Islands and UK segment • Allowance for credit losses at $25.7 million represented an ACL/Total loans ratio of 0.6%, consistent with the prior quarter • The net charge-off ratio continues to be low at 0.04% of total gross loans AAA 0.3% AA 99.7%

12 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average Life Q4 2024 vs. Q3 2024 Duration vs. Q3 2024 Cash & Reverse Repos & S/T Invest. $ 3,441.1 $ (131.7) 0.1 — N/A AFS 2,173.0 265.7 3.4 — 4.3 HTM** 3,284.3 (47.6) 6.8 0.3 8.7 Total $ 8,898.4 $ 86.4 (4.1)% 3.0% 6.0% (1.2)% 1.4% 2.8% NTB US Peer Median * -100bps +100bps +200bps • Total investment portfolio duration remained consistent at 5.3 years compared to the prior quarter of 5.2 years • Interest rate sensitivity decreased compared to the previous quarter with a shift from cash to longer term duration fixed rate securities in the investment portfolio • Net unrealized losses on AFS securities increased versus the prior quarter end to $163.3 million as at December 31, 2024, compared with net unrealized losses of $117.1 million as at the end of the third quarter • At current forward rates, we continue to expect OCI improvement of 25% over the coming 12 months and 45% over 24 months * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2024 comparative data is used as Q4 2024 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

13 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain conservatively above minimum requirements • Quarterly dividend rate continues at $0.44 per common share • TCE/TA ratio of 6.6%, at the high end of the targeted range of 6.0% to 6.5% • Tangible book value per share remained relatively flat compared to the prior quarter at $21.70 Regulatory Capital (Basel III) - Total Capital Ratio* 25.8% 13.5% 15.1% Butterfield Current BMA Minimum US Peer Median** ** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2024 comparative data is used as Q4 2024 peer information was not widely available at time of publication. 7.7% 11.0% 6.6% 10.4% 1.1% 0.6% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median** 53.7% 40.7% 38.1% 36.7% 2021 2022 2023 2024 Dividend Payout Ratio * In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

Appendix

15 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 22% 21% 20% 19% 21% 47% 46% 47% 47% 44% 31% 33% 33% 34% 35% $12.0 $12.1 $12.5 $12.7 $12.7 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 25% 24% 23% 22% 27% 49% 50% 51% 45% 44% 26% 26% 27% 33% 30% $4.0 $3.9 $3.9 $3.8 $4.0 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 36% 35% 34% 34% 33% 42% 43% 45% 46% 40% 22% 22% 21% 19% 26% $4.5 $4.5 $4.6 $4.6 $4.8 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 1% —% 1% 1% 1% 50% 46% 46% 49% 48% 49% 54% 53% 50% 51% $3.5 $3.7 $4.0 $4.4 $4.0 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024

16 32% 29% 29% 29% 28% 18% 21% 23% 22% 21% 49% 50% 49% 49% 50% $3.4 $3.6 $3.6 $3.3 $3.1 Bermuda Cayman UK and Channel Islands 2020 2021 2022 2023 2024 29% 26% 24% 21% 23% 5% 7% 9% 9% 10% 18% 18% 21% 22% 22% 49% 48% 46% 48% 46% $1.6 $1.4 $1.4 $1.3 $1.3 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2020 2021 2022 2023 2024 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans 44% 39% 37% 37% 34% 18% 20% 24% 25% 24% 38% 41% 39% 38% 42% $5.2 $5.2 $5.1 $4.7 $4.5 Bermuda Cayman UK and Channel Islands 2020 2021 2022 2023 2024 Loan Portfolio Composition by Originating Segment (US$ Billions) 20% 19% 43% 51% 47% 80% 81% 57% 49% 53% $5.2 $5.2 $5.1 $4.7 $4.5 Fixed Floating 2020 2021 2022 2023 2024 Fixed vs. Floating Rate Loans (US$ Billions)

17 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $10 $760 Change vs Q3 2024 Change vs Q4 2023 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) +225 -215 $(175) $(270) Change vs Q3 2024 Change vs Q4 2023 Volume FX Translation 75% 72% 72% 19% 21% 21% 6% 8% 7% $12.0 $12.7 $12.7 USD / USD Pegged GBP Other Total deposits Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 61% 59% 61% 38% 40% 39% 1% 1% 1% $4.7 $4.6 $4.5 USD / USD Pegged GBP Other Total loans Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 -235 -35 +825 -65 -50 -125

18 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 40% 38% 37% 37% 35% 68% 69% 71% 70% NTB US Peer Median* Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 21% 24% 26% 27% 27% 4% 4% 4% 5% NTB US Peer Median* Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills, as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2024 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

19 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Assets Cash and cash equivalents $ 1,998 $ 2,067 $ 2,390 $ 1,746 $ 1,647 $ 1,750 $ 1,795 $ 1,345 $ 2,101 Reverse Repos & S/T Investments 1,785 1,750 1,289 1,480 1,225 893 729 1,263 944 Investments 5,513 5,468 5,168 5,168 5,292 5,319 5,546 5,665 5,727 Loans, Net 4,474 4,648 4,585 4,644 4,746 4,750 5,003 5,022 5,096 Other Assets 462 441 506 490 464 468 435 438 437 Total Assets $ 14,231 $ 14,373 $ 13,939 $ 13,528 $ 13,374 $ 13,180 $ 13,510 $ 13,733 $ 14,306 Liabilities and Equity Total Deposits $ 12,746 $ 12,738 $ 12,548 $ 12,131 $ 11,987 $ 11,861 $ 12,192 $ 12,348 $ 12,991 Long-Term Debt 99 99 99 99 98 98 98 172 172 Other Liabilities 366 472 293 304 285 297 269 275 278 Total Liabilities $ 13,211 $ 13,309 $ 12,940 $ 12,533 $ 12,370 $ 12,257 $ 12,559 $ 12,796 $ 13,441 Common Equity $ 1,021 $ 1,064 $ 999 $ 995 $ 1,004 $ 923 $ 950 $ 937 $ 865 Total Equity $ 1,021 $ 1,064 $ 999 $ 995 $ 1,004 $ 923 $ 950 $ 937 $ 865 Total Liabilities and Equity $ 14,231 $ 14,373 $ 13,939 $ 13,528 $ 13,374 $ 13,180 $ 13,510 $ 13,733 $ 14,306 Key Metrics CET 1 Ratio 23.5% 22.1% 22.5% 22.6% 23.0% 23.4% 22.7% 22.2% 20.3 % Total Tier 1 Capital Ratio 23.5% 22.1% 22.5% 22.6% 23.0% 23.4% 22.7% 22.2% 20.3 % Total Capital Ratio 25.8% 24.3% 24.8% 24.9% 25.4% 25.8% 25.1% 26.2% 24.1 % Leverage ratio 7.3% 7.1% 7.3% 7.5% 7.6% 7.8% 7.6% 7.2% 6.7 % Risk-Weighted Assets (in $ millions) 4,539 4,776 4,668 4,648 4,541 4,522 4,628 4,604 4,843 Risk-Weighted Assets / total assets 31.9% 33.2% 33.5% 34.4% 34.0% 34.3% 34.3% 33.5% 33.9 % Tangible common equity ratio 6.6% 6.8% 6.5% 6.7% 6.8% 6.5% 6.5% 6.3% 5.6 % Book value per common share (in $) 23.78 24.09 22.12 21.53 21.39 19.20 19.34 18.80 17.42 Tangible book value per share (in $) 21.70 21.90 20.03 19.45 19.29 17.73 17.83 17.32 15.92 Non-accrual loans/gross loans 1.7% 1.9% 1.5% 1.3% 1.3% 1.2% 1.2% 1.1% 1.2 % Non-performing assets/total assets 1.1% 1.5% 1.1% 1.2% 1.0% 0.8% 0.7% 0.6% 0.5 % Allowance for credit losses/total loans 0.6% 0.6% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5 % Balance Sheet Trends

20 (in millions of US Dollars, unless otherwise indicated) Q4 2024 Q3 2024 Q4 2023 Assets Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Cash and cash equivalents, reverse repurchase agreements and short-term investments $ 3,441.1 $ 36.9 4.25% $ 3,572.7 $ 42.0 4.66% $ 2,603.6 $ 31.0 4.72 % Investment in securities 5,457.3 34.5 2.51% 5,239.2 31.5 2.39% 5,290.5 28.9 2.16 % AFS 2,173.0 15.8 2.89% 1,907.3 12.7 2.64% 1,798.8 9.1 2.01 % HTM 3,284.3 18.6 2.25% 3,331.9 18.9 2.24% 3,491.7 19.7 2.24 % Loans 4,573.2 74.1 6.43% 4,566.2 76.4 6.64% 4,732.5 79.7 6.68 % Commercial 1,321.9 21.2 6.36% 1,298.9 21.6 6.61% 1,374.1 24.4 7.03 % Consumer 3,251.3 52.9 6.45% 3,267.3 54.8 6.66% 3,358.3 55.4 6.54 % Total interest earning assets 13,471.6 145.5 4.28% 13,378.1 150.0 4.45% 12,626.6 139.6 4.39 % Other assets 429.8 421.5 421.6 Total assets $ 13,901.4 $ 13,799.6 $ 13,048.1 Liabilities Deposits - interest bearing $ 9,943.7 $ (54.4) (2.17) % $ 9,805.8 $ (59.7) (2.41) % $ 9,208.6 $ (51.2) (2.21) % Securities sold under agreement to repurchase 97.8 (1.1) (4.27) % 81.9 (0.9) (4.30) % 4.7 (0.1) (5.64) % Long-term debt 98.7 (1.4) (5.51) % 98.6 (1.4) (5.52) % 98.5 (1.4) (5.53) % Interest bearing liabilities 10,140.2 (56.8) (2.22) % 9,986.3 (61.9) (2.46) % 9,311.7 (52.6) (2.24) % Non-interest bearing customer deposits 2,509.5 2,561.9 2,618.5 Other liabilities 245.3 249.6 228.9 Total liabilities $ 12,895.0 $ 12,797.8 $ 12,159.2 Shareholders’ equity 1,006.4 1,001.9 889.0 Total liabilities and shareholders’ equity $ 13,901.4 $ 13,799.6 $ 13,048.1 Non-interest bearing funds net of non- interest earning assets (free balance) $ 3,331.5 $ 3,391.8 $ 3,314.9 Net interest margin $ 88.6 2.61% $ 88.1 2.61% $ 86.9 2.73 % Average Balance Sheet Trends

21 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Net Interest Income $ 88.6 $ 88.1 $ 87.4 $ 87.1 $ 86.9 $ 90.2 $ 92.5 $ 97.4 $ 94.6 Non-Interest Income 63.2 56.0 55.6 55.1 60.0 52.0 50.2 50.2 54.9 Prov. for Credit (Losses) Recovery (0.3) (1.3) (0.5) 0.4 (1.7) (0.5) (1.5) (0.7) (1.6) Non-Interest Expenses* 92.2 90.0 92.1 89.4 91.4 92.9 84.1 84.8 85.4 Other Gains (Losses) 0.1 (0.1) 0.1 0.2 (0.3) — 4.0 0.1 0.6 Net Income $ 59.6 $ 52.7 $ 50.6 $ 53.4 $ 53.5 $ 48.7 $ 61.0 $ 62.2 $ 63.1 Non-Core Items** $ — $ 0.1 $ 0.8 $ 1.6 $ 1.8 $ 8.2 $ (4.0) $ — $ 0.1 Core Net Income** $ 59.6 $ 52.8 $ 51.4 $ 55.0 $ 55.3 $ 57.0 $ 57.0 $ 62.2 $ 63.2 Key Metrics Loan Yield 6.43% 6.64% 6.65% 6.58% 6.68% 6.51% 6.42% 6.23% 5.79 % Securities Yield 2.51 2.39 2.30 2.23 2.16 2.06 2.07 2.12 2.03 Cost of Deposits 1.73 1.91 1.89 1.78 1.72 1.52 1.27 1.10 0.78 Net Interest Margin 2.61 2.61 2.64 2.68 2.73 2.76 2.83 2.88 2.79 Core Efficiency Ratio** 58.2 60.2 61.8 59.8 60.5 58.3 57.6 56.0 55.6 Core ROATCE** 25.2 22.5 23.3 24.5 25.4 26.1 26.3 30.5 34.9 Fee Income Ratio 41.7 39.2 39.0 38.6 41.3 36.7 35.5 34.2 37.1 Fully Diluted Share Count (in millions of common shares) 44.6 45.6 46.3 47.2 48.1 49.1 49.9 50.1 50.0 * Includes income taxes ** See the reconciliation of non-GAAP measures on pages 24-25 Income Statement Trends

22 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Non-Interest Income Asset Management $ 9.1 $ 9.5 $ 8.9 $ 8.8 $ 8.3 $ 8.0 $ 8.2 $ 7.9 $ 7.4 Banking 21.2 14.4 13.8 14.3 18.6 14.1 12.6 13.6 17.5 FX Revenue 13.2 12.2 12.6 13.2 12.8 11.4 11.3 10.7 11.5 Trust 15.1 15.8 15.4 15.0 16.0 14.7 14.3 12.8 13.7 Custody & Other Admin. 3.6 3.5 3.4 3.3 3.3 3.3 3.3 3.3 3.4 Other 0.9 0.7 1.6 0.4 1.0 0.6 0.5 1.8 1.4 Total Non-Interest Income $ 63.2 $ 56.0 $ 55.6 $ 55.1 $ 60.0 $ 52.0 $ 50.2 $ 50.2 $ 54.9 Non-Interest Expense Salaries & Benefits* $ 44.7 $ 44.7 $ 44.8 $ 43.8 $ 45.9 $ 51.3 $ 42.6 $ 43.7 $ 44.7 Technology & Comm. 16.6 16.5 16.9 16.1 17.2 16.0 14.9 13.9 14.3 Professional & O/S Services 5.7 4.8 6.7 5.5 7.0 4.3 4.8 5.0 4.3 Property 8.6 8.6 8.2 8.7 8.7 7.7 7.5 7.4 8.0 Indirect Taxes 5.3 5.5 5.6 6.3 5.0 5.4 5.3 5.7 5.4 Marketing 2.4 1.3 1.6 1.3 1.7 1.5 1.7 1.5 1.8 Intangible Amortization 2.2 1.9 1.9 1.9 1.4 1.4 1.4 1.4 1.4 Other 5.2 5.6 5.5 4.9 5.2 4.8 5.4 5.3 4.7 Total Non-Interest Expense $ 90.6 $ 88.8 $ 91.1 $ 88.5 $ 92.2 $ 92.5 $ 83.5 $ 84.1 $ 84.7 Income Taxes 1.5 1.2 0.9 0.9 (0.8) 0.4 0.5 0.7 0.7 Total Expense incld. Taxes $ 92.2 $ 90.0 $ 92.1 $ 89.4 $ 91.4 $ 92.9 $ 84.1 $ 84.8 $ 85.4 *Includes non-service employee benefits Non-Interest Income & Expense Trends

23 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Salaries & Benefits* $ 44.7 $ 44.7 $ 44.7 $ 42.5 $ 46.2 $ 43.4 $ 42.6 $ 43.7 $ 44.7 Technology & Comm. 16.6 16.5 16.9 16.1 17.2 16.0 14.9 13.9 14.3 Professional & O/S Services 5.7 4.7 6.1 5.2 4.9 4.3 4.7 5.0 4.2 Property 8.6 8.6 8.2 8.7 8.7 7.7 7.5 7.4 8.0 Indirect Taxes 5.3 5.5 5.5 6.3 5.0 5.1 5.3 5.7 5.4 Marketing 2.4 1.3 1.6 1.3 1.7 1.5 1.7 1.5 1.8 Intangible Amortization 2.2 1.9 1.9 1.9 1.4 1.4 1.4 1.4 1.4 Other 5.2 5.6 5.5 4.9 5.2 4.8 5.4 5.3 4.7 Total Core Non-Interest Expense** $ 90.6 $ 88.6 $ 90.3 $ 86.9 $ 90.4 $ 84.3 $ 83.6 $ 84.1 $ 84.5 Income Taxes 1.5 1.2 0.9 0.9 (0.8) 0.4 0.5 0.7 0.7 Total Core Expense incld. Taxes** $ 92.1 $ 89.8 $ 91.2 $ 87.8 $ 89.6 $ 84.7 $ 84.1 $ 84.8 $ 85.3 * Includes non-service employee benefits ** See the reconciliation of non-GAAP measures on pages 24-25 Core Non-Interest Expense* Trends

24 (in millions of US Dollars, unless otherwise indicated) 2024 2023 Q4 Q3 Q2 Q1 Q4 Net income A $ 59.6 $ 52.7 $ 50.6 $ 53.4 $ 53.5 Non-core (gains), losses and expenses Non-core expenses Early retirement program, voluntary separation, redundancies and other non-core compensation costs — — 0.2 1.3 (0.3) Tax compliance review costs — — 0.1 0.1 — Asset acquisition costs — — — — 1.9 Restructuring charges and related professional service fees — 0.1 0.5 0.3 0.2 Total non-core expenses C $ — $ 0.1 $ 0.8 $ 1.6 $ 1.8 Total non-core (gains), losses and expenses D=B+C — 0.1 0.8 1.6 1.8 Core net income to common shareholders E=A+D $ 59.6 $ 52.8 $ 51.4 $ 55.0 $ 55.3 Average shareholders' equity 1,030.0 1,029.2 979.4 996.1 943.0 Average common equity F 1,030.0 1,029.2 979.4 996.1 943.0 Less: average goodwill and intangible assets (92.9) (95.5) (95.3) (97.4) (77.7) Average tangible common equity G 937.2 933.7 884.1 898.7 865.2 Return on equity A/F 22.9% 20.3% 20.7% 21.5% 22.5 % Core return on average tangible common equity E/G 25.2% 22.5% 23.3% 24.5% 25.4 % Core earnings per common share fully diluted Adjusted weighted average number of diluted common shares (in thousands) H 44.6 45.6 46.3 47.2 48.1 Earnings per common share fully diluted A/H 1.34 1.16 1.09 1.13 1.11 Non-core items per share D/H — — 0.02 0.04 0.04 Core earnings per common share fully diluted E/H 1.34 1.16 1.11 1.17 1.15 Core return on average tangible assets Total average assets I $ 13,970.1 $ 14,053.9 $ 13,790.9 $ 13,480.9 $ 13,157.0 Less: average goodwill and intangible assets (92.9) (95.5) (95.3) (97.4) (77.7) Average tangible assets J $ 13,877.2 $ 13,958.3 $ 13,695.6 $ 13,383.5 $ 13,079.2 Return on average assets A/I 1.7% 1.5% 1.5% 1.6% 1.6 % Core return on average tangible assets E/J 1.7% 1.5% 1.5% 1.6% 1.7 % Non-GAAP Reconciliation

25 (in millions of US Dollars, unless otherwise indicated) 2024 2023 Q4 Q3 Q2 Q1 Q4 Tangible equity to tangible assets Shareholders' equity K $ 1,020.8 $ 1,064.2 $ 999.1 $ 995.1 $ 1,003.6 Less: goodwill and intangible assets (89.6) (96.7) (94.4) (96.3) (98.9) Tangible common equity L 931.2 967.5 904.7 898.8 904.7 Total assets M 14,231.4 14,373.0 13,939.1 13,528.1 13,374.0 Less: goodwill and intangible assets (89.6) (96.7) (94.4) (96.3) (98.9) Tangible assets N $ 14,141.8 $ 14,276.3 $ 13,844.7 $ 13,431.8 $ 13,275.1 Tangible common equity to tangible assets L/N 6.6% 6.8% 6.5% 6.7% 6.8 % Tangible book value per share Basic participating shares outstanding (in millions) O 42.9 44.2 45.2 46.2 46.9 Tangible book value per common share L/O 21.70 21.90 20.03 19.45 19.29 Efficiency ratio Non-interest expenses $ 90.6 $ 88.8 $ 91.1 $ 88.5 $ 92.2 Less: Amortization of intangibles (2.2) (1.9) (1.9) (1.9) (1.4) Non-interest expenses before amortization of intangibles P 88.4 86.8 89.3 86.6 90.7 Non-interest income 63.2 56.0 55.6 55.1 60.0 Net interest income before provision for credit losses 88.6 88.1 87.4 87.1 86.9 Net revenue before provision for credit losses and other gains/losses Q $ 151.9 $ 144.1 $ 143.1 $ 142.2 $ 146.9 Efficiency ratio P/Q 58.2% 60.3% 62.4% 60.9% 61.7 % Core efficiency ratio Non-interest expenses $ 90.6 $ 88.8 $ 91.1 $ 88.5 $ 92.2 Less: non-core expenses (C) — (0.1) (0.8) (1.6) (1.8) Less: amortization of intangibles (2.2) (1.9) (1.9) (1.9) (1.4) Core non-interest expenses before amortization of intangibles R 88.4 86.7 88.4 85.0 89.0 Net revenue before provision for credit losses and other gains/losses Q 151.9 144.1 143.1 142.2 146.9 Core efficiency ratio R/Q 58.2% 60.2% 61.8% 59.8% 60.5 % Non-GAAP Reconciliation (continued)

26 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Financial System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)